

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2013

<u>Via Facsimile</u>
Steven G. Dean
Executive Vice President and Chief Financial Officer
Buckeye Technologies Inc.
1001 Tillman Street
Memphis, Tennessee 38112

     Re: Buckeye Technologies Inc.
             Form 10-K for Fiscal Year Ended June 30, 2012
             Filed August 29, 2012
             Form 10-Q for Quarter Ended September 30, 2012
             Filed November 6, 2012
             File No. 1-14030

Dear Mr. Dean:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Executive Summary, page 19

1.   Please expand your discussion to address any known trends or uncertainties that are reasonably expected to have a material impact on sales, revenue or income from continuing operations, or liquidity and capital resources. See *Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations*, SEC Release No. 33-8350 at *http://www.sec.gov/rules/interp/33-8350.htm* and Item 303 of Regulation S-K. For example, we note that during your earnings conference call on August 8, 2012, your management identified trends and uncertainties with respect to 2013. However, we also note that such items are not discussed in your annual report. This comment also applies to your quarterly report on Form 10-Q for the quarter ended September 30, 2012.

Form 10-Q for Quarter Ended September 30, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

2.   Please revise your analysis of changes in your results of operations to better describe and quantify underlying material activities that generated variances between periods. Please ensure to separately quantify the effect of each causal factor that you have cited for material changes. For example, we note your disclosure that net sales for the three months ended September 30, 2012 were down $34 million, and your disclosure that this decline was primarily due to lower shipment volume in the specialty fibers segment due to lost sales resulting from the Foley steam drum failure and weaker demand in some of your wood and cotton specialty fibers markets. Please revise to separately quantify the effect of each of these factors.

Closing Comments

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director